THE O’NEAL LAW FIRM, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

February 7, 2007

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Tank Sports, Inc.
Registration Statement on Form SB-2
File No. 333-139711
Filed December 28, 2006

Dear Mr. Owings:

We are writing in response to your comment letter dated January 24, 2007 in connection with the above-referenced filing.

Form SB-2

Undertakings, page 29

Comment #1: Please include the full undertakings set forth in Item 512(a) and Item 512(g) of Regulation S-B. See SEC Release 33-8591(July 19, 2005) located on our website at www.sec.gov

Response:

We have revised the Undertakings as requested.

Exhibit 5.1 Legal Opinion and Consent of Counsel

Comment #2: Please have counsel revise the first paragraph of the legality opinion to indicate that the company is a California, not a Nevada, corporation and that the registration statement relates to the issuance of up to 6,000,000 not 8,000,000 shares. Also indicate that the registration statement was filed on December 28, 2006.

Response:

We have revised accordingly.

Comment #3: Revise the paragraph to refer to the 6,000,000, not 8,000,000 shares to be issued to Dutchess Private Equity Fund, II, LP.

Response:

We have revised accordingly.

Form 10-KSB for Fiscal Year Ended February 28, 2006
Forms 10-QSB for Fiscal Year Ended May 31, 2006, August 31, 2006 and November 30, 2006

Controls and Procedures

Comment #4: Please note that Item 307 of Regulation S-B requires an evaluation of the effectiveness of your disclosure controls and procedures and procedures to e performed as of the end of the period covered by the report, rather than as of a date within 90 days of the filing of the report. Please revise accordingly.

Response:

We have revised these reports accordingly.

Comment #5: Please provide the appropriate references to the definition of the disclosure controls and procedures in Rules 13a-15(e) and 15d - 15(e) of the Exchange Act. Refer to Item 307 of Regulation S-B.

Response:

We have included these references in the reports.

Comment #6: We note your disclosure that there were no “significant” changes to your internal controls or in other factors that could “significantly” affect internal controls subsequent to the date you carried out your evaluation. Please be aware that Item 308(c) of Regulation S-B - Which became effective on August 14, 2003 - requires disclosure as to whether there was any changes in your internal control over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise each report to disclose whether there was any changes to your internal control over financial reporting during the last quarter that materially affected, or was reasonably likely to materially affect, internal control over financial reporting.

Response:

We have revised these reports accordingly.

Exhibit 31.1 and 31.2

Comment #7: Please revise your certifications to conform exactly to the form required by Item 601(b)(31) of Regulations S-B. Refile the Item 601(b) (31) certifications with each of entire amended periodic reports, including all certifications.

Response:

We have revised and filed the certifications as required by Item 601(b)(31) for each report.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal